CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

February 27, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Drills 22 Metres of 63.69 g/t Silver and 0.299 g/t Gold at

Once Bocas North, Nuevo Milenio Silver-Gold Project

Vancouver, BC –February 27, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce in-fill drill results for four holes testing the Once Bocas North Zone at Nuevo Milenio. Drill holes OBN 09-11 to OBN 12-11 tested the central section of Once Bocas North returning good values over widths ranging from four metres to 22 metres.

Once Bocas North

Once Bocas North is a broad moderate to intense hydrothermal alteration zone which hosts numerous well developed quartz veins and associated quartz stock work. The zone has an indicated width of 100 metres and an indicated strike length of 1,000 metres (mapped on surface) of which 450 metres were drill tested during the 2011 drill program. Employing a cut-off grade of 131 g/t silver equivalent and metal prices at the time of USD$10.28 silver and USD$816.09 gold the contained silver at Once Bocas North is 15.6 million ounces as reported in the Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

OBN 11-11

•	63.69 g/t Ag and 0.299 g/t Au over 22 metres including, 114.40 g/t Ag and 0.547 g/t Au over 8 metres, and 259.40 g/t Ag and 1.277 g/t Au over 2 metres.

OBN 10-11

•	53.38 g/t Ag and 0.373 Au over 8 metres including 185.40 g/t Ag and 1.045 g/t Au over 2 metres

OBN 12-11

•	70.90 g/t Ag and 0.510 g/t Au over 4 metres including 109.50 g/t Ag and 0.530 g/t Au over 2 metres

ASSAY RESULTS

OBN 09-11 was located in front of Colonial workings comprised of a shaft and sublevels. Wide spread quartz veining is evident on surface. To the north of this section an easterly trending fault that dips at 65 degrees was mapped. It appears the drill hole intersected the FW of the fault however the quartz veining and the Colonial workings are located in the HW of the fault. No mineralized zones were intersected.

OBN 10-11 and OBN 11-11 intersected the mineralized quartz vein quartz stock work zones observed in front of drill hole OBN 09-11. Core recovery from the mineralized portion of the zone was below average.

Description OBN 10-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Zone 1 Recovery 62%	E688327	16.00	18.00	2.00	24.70	0.203
Zone 2 Recovery 77%	E688338	38.00	40.00	2.00	5.20	0.114
	E688339	40.00	42.00	2.00	30.10	0.358
Zone 3 Recovery 40%	E688348	58.00	60.00	2.00	185.40	1.045
	E688349	60.00	62.00	2.00	6.70	0.051
	E688350	62.00	64.00	2.00	6.90	0.277
	E688351	64.00	66.00	2.00	14.50	0.119
Weighted average	688348 - 51	58.00	66.00	8.00	53.38	0.373
including	E688348	58.00	60.00	2.00	185.40	1.045
	E688358	78.00	80.00	2.00	52.60	1.505

Description OBN 11-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz stock work	E688377	26.00	28.00	2.00	13.60	0.123
Quartz stock work	E688380	32.00	34.00	2.00	19.60	0.111
Quartz stock work	E688384	40.00	42.00	2.00	78.70	0.313
Quartz stock work	E688388	48.00	50.00	2.00	16.70	0.067
Quartz stock work	E688389	50.00	52.00	2.00	14.90	0.085
Quartz stock work	E688390	52.00	54.00	2.00	10.00	0.073
Quartz stock work	E688391	54.00	56.00	2.00	5.70	0.06
Quartz stock work	E688392	56.00	58.00	2.00	13.80	0.150
Quartz stock work	E688393	58.00	60.00	2.00	6.30	0.07
Quartz stock work	E688394	60.00	62.00	2.00	6.30	0.036
Quartz vein	E688395	62.00	64.00	2.00	259.4	1.277
Quartz stock work	E688396	64.00	66.00	2.00	39.30	0.141
Quartz stock work	E688397	66.00	68.00	2.00	39.40	0.162
Quartz vein	E688398	68.00	70.00	2.00	119.5	0.608
Quartz stock work	E688399	70.00	72.00	2.00	9.60	0.063
Quartz stock work	E688400	72.00	74.00	2.00	24.10	0.071
Quartz stock work	E688401	74.00	76.00	2.00	59.70	0.27
Quartz stock work	E688402	76.00	78.00	2.00	44.70	0.115
Quartz stock work	E688403	78.00	80.00	2.00	55.70	0.137
Quartz stock work	E688404	80.00	82.00	2.00	30.30	0.33
Quartz stock work	E688405	82.00	84.00	2.00	18.90	0.111
Weighted average	688388-405	48.00	84.00	36.00	43.02	0.110
including	688395-405	62.00	84.00	22.00	63.69	0.299
Including	688395-98	62.00	70.00	8.00	114.40	0.547

Description OBN 12-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Stock work	E688427	46.50	48.50	2.00	109.50	0.530
Fault	E688428	48.50	50.50	2.00	32.30	0.496
Weighted Average	688427 - 28	46.50	50.50	4.00	70.90	0.510
	E688427	46.50	48.50	2.00	109.50	0.530

Discussion

In-fill and exploration drill results combined with geological mapping on the Once Bocas North zone have confirmed the known quartz zones over a strike length of 320 metres. Outcropping quartz veins to the south of the N40E fault zone suggest continuation for a total strike length of 450 metres tested. The zone continues to trend NW beyond the area drill tested. Faulting, including multiple fault structures observed during drilling conducted in 2002 and 2003 remains a challenge to drill testing Once Bocas North. Drill holes that intersected faults showed low to nominal assay values as can be seen in OBN 09-12. However, holes OBN 10-11, OBN 11-11 and OBN 12-11 intersected good grades over wider intervals.

Once Bocas North remains open on strike and at depth .Cream expects to release an updated NI 43-101 Resource Estimate prepared by ACA Howe in calendar Q1 2012 based on the 2011 Drill Program.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (In-Situ).

Metal prices employed were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.
A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag/FA/AA plus 29 elements ICP-AES Scan by aqua regia digestion & Hg by CVAA. The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB, Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Ventura Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CREAM MINERALS DE MEXICO, SA DE CV
NUEVO MILENIO PROJECT
ONCE BOCAS NORTH - DRILL LOCATION SKETCH
OBN 09- 11 to OBS 12 - 11 Drill Plan
Ing. German Francisco:
F. Holcapek, P.Eng.
August 2011
CAM 01-11
CAM 03-11
CAM 02-11
Mina Crucero
OBN 17-11
OBN 16-11
OBN 14-11
OBN 01-11
OBN 03-11
OBN 02-11
OBN 04-11
OBN 05-11
Proposed Drill Hole 2011
2011 Drill Hole Finished
Drill Hole 2003-04, 2006-07
OBN 12-11
OBN 10-11
OBN 11-11
OBN 07-11
ONCE BOCAS NORTH
SILICA CAP
OBN 09-11
OBN 06-11
OBN 08-11
OBN 13-11
OBN 15-11
2360750N
2360500N
2360250N
CERRO CHACUACO
0 m
50 m
100 m
520750 E
521000 E
521250 E